Reid & Company
Barristers & Solicitors

Suite 1040 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Telephone: (604) 687-5267
Facsimile: (604) 687-5872

David R. Reid Law Corporation

02028325

Reply attention of Donna L. Ornstein
Direct Line: (604) 687-1080
Our File No.: 951001

April 5, 2002

Office of International Corporate Finance
c/o Securities and Exchange Commission
450-5th Street N.W.
Washington, D.C.
20549

Dear Sirs:

RE: GGL Diamond Corp. - Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

REID & COMPANY

Per: [signature]
Donna L. Ornstein,
Legal Assistant

DLO/mlg
Enclosures

dlw 4/16

Exemption No. 82-1209

April 5, 2002

GGL DIAMOND CORP.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder and National Policy No. 41**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Quarterly Interim Financial Statements	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 53-901F, Material Change Report	Not Applicable
(f)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	May 24, 2002
(g)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the Canadian Venture Exchange ("CDNX") (as required by its rules and policies, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder, the securities laws and regulations and National Policy No. 41.

(a)	CDNX Filing Statement	Not Applicable

(b)	Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(h)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(j)	Takeover Bid Circular	Not Applicable
(k)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(l)	Issuer Bid Circular	Not Applicable
(m)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(n)	Notice of Intention to Sell by a Control Person	Not Applicable
(o)	Notice of Dividends	Not Applicable
(p)	Notice of Proposed Private Placement – CDNX Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(q)	Notice of Proposed Minor or Major Transaction – CDNX Form 5C, Transaction Summary Form	Not Applicable
(r)	Notice of Grant Stock Options – CDNX Forms 4K, Summary Form – Incentive Stock Options and 4L, Declaration of Incentive Stock Options	Not Applicable

(s)	Notice of Expedited Private Placement – CDNX Form 4F, Expedited Private Placement Form	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the CDNX)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Notice of Record Date Under National Policy No. 41

In accordance with National Policy No. 41, we hereby give you notice of an Annual General Meeting of the members for the under mentioned issuer:

Issuer:	GGL Diamond Corp.
Security Description:	Common
CUSIP #:	373849 10 8
Meeting Type:	Annual
Record Date for Notice:	Monday, April 15, 2002
Meeting Date:	Friday, May 24, 2002